UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

(Title of Class of Securities)

G98239 109

(CUSIP Number)

With a copy to:

Roberta Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,884,524
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 44,884,524
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,884,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

Page 2 of 18 Pages

CUSIP No. G98239 109

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the applicable Reporting Person as set forth in Row 9 by (b) 423,663,976 Class A common shares outstanding upon the completion of the Merger (as defined below), as disclosed by the Issuer in its Registration Statement on Amendment No. 1 to Form F-4, filed with the Securities and Exchange Commission on August 20, 2021.
(2)	Each Class A common share is entitled to one vote.

Page 3 of 18 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON IUPAR - Itaú Unibanco Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,199,185
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 59,199,185
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,199,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(1)(2)
14	TYPE OF REPORTING PERSON (See instructions) CO

Page 4 of 18 Pages

CUSIP No. G98239 109

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the applicable Reporting Person as set forth in Row 9 by (b) 423,663,976 Class A common shares outstanding upon the completion of the Merger (as defined below), as disclosed by the Issuer in its Registration Statement on Amendment No. 1 to Form F-4, filed with the Securities and Exchange Commission on August 20, 2021.

(2)	Each Class A common share is entitled to one vote.

Page 5 of 18 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common shares, par value $0.00001 per share (the “Shares”), of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”). The Issuer’s principal executive offices are located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Item 2.	Identity and Background.

This Statement is being filed by Itaúsa S.A. (“Itaúsa”) and IUPAR – Itaú Unibanco Participações S.A. (“IUPAR”) (each a “Reporting Person” and collectively, the “Reporting Persons”).

(a)     Itaúsa is a holding company organized under the laws of Brazil, and IUPAR is a holding company organized under the laws of Brazil.

(b)    The address of the principal office of Itaúsa is Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil. The address of the principal office of IUPAR is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil.

(c)     IUPAR is in the business of investing in securities. IUPAR is jointly controlled by (i) Itaúsa and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. E. Johnston holds a fifty percent (50%) voting interest and thirty three and a half percent (33.5%) total interest in IUPAR, and Itaúsa holds a fifty percent (50%) voting interest and a sixty six and a half percent (66.5%) total interest in IUPAR. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 310), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable.

(d)    During the past five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Considerations.

On October 1, 2021, XPart S.A., a Brazilian corporation (sociedade anônima) (“XPart”), merged with and into the Issuer (the “Merger”) and ceased to exist. The Merger was intended to enable XPart’s shareholders to hold a direct interest in the Issuer, providing to XPart´s shareholders higher liquidity and a potential increase in the market value of their investment by means of shares of the Issuer. As consideration in the Merger, the Issuer caused certain Class A common shares previously held by XPart to be delivered to shareholders of XPart (directly or in the form of Brazilian Depositary Receipts, or BDRs), including Itaúsa and IUPAR, according to an exchange ratio of one share of the Issuer for 43.3128323 XPart shares. Upon completion of Merger, Itaúsa and IUPAR became parties to the Shareholders’ Agreement and Registration Rights Agreement of the Issuer, as noted respectively in Items 5(b) and 6 below.

Page 6 of 18 Pages

Item 4.	Purpose of Transaction.

The information disclosed in Item 3 is incorporated herein by reference.

Each Reporting Person intends to review its investment in the Issuer and the Issuer’s performance and market conditions periodically and to consider possible strategies for enhancing value and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Issuer’s board of directors or other shareholders of or lenders to the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Issuer or other corporate transactions, or otherwise working with management and the Issuer’s board of directors. Such actions could also include additional purchases of Shares, and purchases of securities convertible or exchangeable into Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable laws. Any possible future purchases will depend on many factors, including the market price of Shares, the applicable Reporting Person’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Shares (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to their respective partners, members or beneficiaries, as applicable), in whole or in part, at any time and from time to time, subject to applicable laws, in each case, in open market or private transactions, block sales or otherwise, as applicable. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to the Reporting Persons.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)     The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. Itaúsa is the beneficial owner of 44,884,524 Class A common shares representing 10.6% of the outstanding Class A common shares of the Issuer’s capital stock. IUPAR is the beneficial owner of 59,199,185 Class A common shares representing 14.0% of the outstanding Class A common shares of the Issuer’s capital stock. The calculation of the foregoing percentages is based on the number of Class A common shares disclosed by the Issuer upon the completion of the Merger in its Registration Statement on Amendment No. 1 to Form F-4, filed with the Securities and Exchange Commission on August 20, 2021.

Pursuant to a stock purchase agreement dated May 11, 2017 among XP Controle Participações S.A. (“XP Controle”), General Atlantic (XP) Bermuda, L.P. (“GA Bermuda”) and Itaú Unibanco S.A. (“Itaú Unibanco”), Itaú Unibanco shall purchase in 2022, subject to certain conditions precedent (including regulatory approval from the Brazilian Central Bank), the equivalent of 11.5% of the Issuer’s total outstanding capital stock (pre-initial public offering), which stock is held as of April 29, 2021 by XP Controle, GA Bermuda and Dyna III Fundo de Investimento em Participações Multiestratégia. Itaú Unibanco is an indirect subsidiary of the Reporting Persons and the Controlling Shareholders.

The information disclosed in Item 4 is incorporated herein by reference.

Page 7 of 18 Pages

Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares. Annex B to this Statement sets forth the number of Shares (including in the form of Brazilian Depositary Receipts, or BDRs) and the aggregate percentage of the outstanding Shares beneficially owned, to the best of the Reporting Persons’ knowledge, by each of the persons listed on Annex A to this Statement as of October 8, 2021.

The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, beneficial owners of Shares owned by other parties.

(b)    Itaúsa has the sole power to vote or to direct the vote or dispose or direct the disposition of 44,884,524 Shares. IUPAR has the sole power to vote or to direct the vote or dispose or direct the disposition of 59,199,185 Shares. The information disclosed in (x) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (y) Item 5(a) hereof are incorporated herein by reference.

Certain amendments to the Shareholders’ Agreement, dated as of November 29, 2019 (the “Shareholders’ Agreement”), among XP Controle, GA Bermuda, and ITB Brasil Participações Ltda. (“Itaú”), and certain intervening consenting parties, have been agreed and implemented, including, among others: (i) the possibility of partial private sales of shares of the Issuer by the Reporting Persons, subject to certain conditions; (ii) end of the lock-up provision for a sale by XP Controle of shares of the Issuer resulting in a change of control of the Issuer; (iii) possibility of transfer of shares of the Issuer by IUPAR to its shareholders Itaúsa and E. Johnston, as well as from the Controlling Shareholders to certain affiliates thereof; (iv) lock-up provision for a sale of shares of the Issuer by the Reporting Persons up to October 30, 2021; (v) changes to the tag-along provision, to provide that the Reporting Persons’ tag-along rights will be limited solely to a sale of shares of the Issuer resulting in a change of control of the Issuer; (vi) elimination of all the veto rights of Itaú; (viii) the Reporting Persons will have the right to jointly appoint two members to the Issuer’s board of directors and one of them will also serve as member of the Issuer’s auditing committee, as long as Itaúsa and IUPAR hold at least 5% of the Issuer’s total share capital; and (ix) inclusion of the Reporting Persons’ right to receive certain information of the Issuer. The Shareholders’ Agreement will expire on October 30, 2026. The foregoing changes in relation to the Reporting Persons became effective on October 1, 2021. The terms of the Shareholders’ Agreement and amendments thereto are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Annex A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c)     Except as disclosed in this Statement, neither the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Annex A to this Statement has effected any transaction in the Shares during the past 60 days.

(d)    To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3, Item 4 and Item 5 is incorporated herein by reference.

On December 1, 2019, the Issuer entered into a registration rights agreement, with XP Controle, Itaú and GA Bermuda, which grants XP Controle, Itaú and GA Bermuda certain rights to register the sale of Shares. On October 1, 2021, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with XP Controle, GA Bermuda, Itaú Unibanco Holding S.A., IUPAR and Itaúsa. The terms of the Amended and Restated Registration Rights Agreement are incorporated herein by reference.

Page 8 of 18 Pages

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, on this date there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and, to the best of their knowledge, any of the persons named in Annex A to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Annex A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
Exhibit A	Joint Filing Agreement dated October 12, 2021, among the Reporting Persons.
Exhibit B	Shareholders’ Agreement, dated as of November 29, 2019, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., ITB Holding Brasil Participações Ltda., and the consenting interveners listed as parties thereto (free English translation).
Exhibit C	First Amendment to the Shareholders’ Agreement, dated as of March 24, 2020, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., ITB Holding Brasil Participações Ltda., and the consenting interveners listed as parties thereto (free English translation).
Exhibit D	Second Amendment to the Shareholders’ Agreement, dated as of October 1, 2021, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A., and the consenting interveners listed as parties thereto (free English translation).
Exhibit E

Amended and Restated Registration Rights Agreement, dated as of October 1, 2021, among XP Inc., XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.

Exhibit F	Power of Attorney granted by Itaúsa S.A. in favor of Frederico de Souza Queiroz Pascowitch, Maria Fernanda Ribas Caramuru and Priscila Grecco Toledo, dated March 17, 2021 (free English translation).
Exhibit G	Power of Attorney granted by IUPAR - Itaú Unibanco Participações S.A. in favor of Frederico de Souza Queiroz Pascowitch, Maria Fernanda Ribas Caramuru, Priscila Grecco Toledo, Marcia Maria Freitas de Aguiar, Mauro Agonilha, Melissa Mina Imai and Indira Kurokawa E Silva, dated March 16, 2021 (free English translation).

Page 9 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

ITAÚSA S.A.

By:	/s/ Rodolfo Villela Marino
Name: Rodolfo Villela Marino
Title: Executive Vice President

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

IUPAR – ITAÚ UNIBANCO PARTICIPAÇÕES S.A.

By:	/s/ Marcia Maria Freitas de Aguiar
Name: Marcia Maria Freitas de Aguiar
Title: Attorney in fact

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Attorney in fact

Page 10 of 18 Pages

EXHIBIT INDEX

Exhibit Exhibit A	Description Joint Filing Agreement dated October 12, 2021, among the Reporting Persons.
Exhibit B	Shareholders’ Agreement, dated as of November 29, 2019, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., ITB Holding Brasil Participações Ltda., and the consenting interveners listed as parties thereto (free English translation).
Exhibit C	First Amendment to the Shareholders’ Agreement, dated as of March 24, 2020, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., ITB Holding Brasil Participações Ltda., and the consenting interveners listed as parties thereto (free English translation).
Exhibit D	Second Amendment to the Shareholders’ Agreement, dated as of October 1, 2021, among XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A., and the consenting interveners listed as parties thereto (free English translation).
Exhibit E

Amended and Restated Registration Rights Agreement, dated as of October 1, 2021, among XP Inc., XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.

Exhibit F	Power of Attorney granted by Itaúsa S.A. in favor of Frederico de Souza Queiroz Pascowitch, Maria Fernanda Ribas Caramuru and Priscila Grecco Toledo, dated March 17, 2021 (free English translation).
Exhibit G	Power of Attorney granted by IUPAR - Itaú Unibanco Participações S.A. in favor of Frederico de Souza Queiroz Pascowitch, Maria Fernanda Ribas Caramuru, Priscila Grecco Toledo, Marcia Maria Freitas de Aguiar, Mauro Agonilha, Melissa Mina Imai and Indira Kurokawa E Silva, dated March 16, 2021 (free English translation).

Page 11 of 18 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS AND CONTROLLING SHAREHOLDERS

IUPAR – Itaú Unibanco Participações S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil

Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian

Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

Alternate: Walther Moreira Salles Junior

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Movie director

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Publisher

Page 12 of 18 Pages

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Ricardo Villela Marino

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian

Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos de Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Fernando Marques Oliveira

Citizenship: Brazilian

Business Address: Av. Ataulfo de Paiva, 1251, 9th floor, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Patrícia de Moraes

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 2055, cj. 41, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Page 13 of 18 Pages

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Vicente Furletti Assis

Citizenship: Brazilian

Business Address: Av. Presidente Juscelino Kubitschek, 1909, cjs. 211, 221 and 231, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Victório Carlos De Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. and Executive Vice President of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil

Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (alternate) and Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Page 14 of 18 Pages

Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Priscila Grecco Toledo

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Publisher

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Page 15 of 18 Pages

Mauro Agonilha

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Page 16 of 18 Pages

ANNEX B

BENEFICIAL OWNERSHIP

Name	No. of Class A Shares/BDRs	% of Outstanding Class A Shares
Alfredo Egydio Setubal	26,626	0.006285%
Ricardo Egydio Setubal	30,505	0.007200%
Roberto Egydio Setubal	384,995	0.090873%
Alfredo Egydio Arruda Villela Filho	56,115	0.013245%
Ana Lucia de Mattos Barretto Villela	54,562	0.012879%
Ricardo Villela Marino	8,578	0.002025%
Rodolfo Villela Marino	5,717	0.001349%
Henri Penchas	57,837	0.013652%
Maria Fernanda Ribas Caramuru	0	0%
Priscila Grecco Toledo	81	0.000019%
Frederico de Souza Queiroz Pascowitch	0	0%
Edson Carlos De Marchi	0	0%
Victorio Carlos De Marchi	0	0%
Patricia de Moraes	0	0%
Fernando Marques Oliveira	0	0%
Vicente Furletti Assis	0	0%
Pedro Moreira Salles	487,026	0.114956%
João Moreira Salles	208,465	0.049205%
João Moreira Salles	2,370	0.000559%
Fernando Roberto Moreira Salles	216,272	0.051048%
Walther Moreira Salles Junior	209,748	0.049508%
Demosthenes Madureira de Pinho Neto	16,014	0.003780%
Mauro Agonilha	10,033	0.002368%
Marcia Maria Freitas de Aguiar	4,876	0.001151%
Total	1,779,820	0.420102%

Page 17 of 18 Pages